FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange
      Act of 1934, Section 17(a) of the Public Utility
     Holding Company Act of 1935 or Section 30(f) of the
               Investment Company Act of 1940


1.   Name and Address of Reporting Person

FITZGERALD             JEANETTE
 (Last)                 (First)           (Middle)

2415 Midway Road, Ste. 121
(Street)

Carrollton            TX              75006
(City)               (State)            (Zip)

2.   Issuer Name and Ticker or Trading Symbol

CAMELOT CORPORATION  CAML
3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.  Statement for
     Month/Year
      5/98

5.  If Amendment,
     Date of Original
     (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     ___x__Director      _____10% Owner
     _____Officer (give       _____Other (specify
                              title                   below)
                               below)

 Table 1 - New-Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

3.   Transaction  Code  (Instr. 8)

4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4
and 5)

5.   Amount of Securities  Beneficially Owned at End of
  Month (Instr. 3 and 4)
                   1,500   (D)
     152,576  (I)


 6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)
                     1,500   (D)
     152,576  (I)


7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                See note

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 Table II - Derivative Securities Acquired, Disposed of, or
                     Beneficially Owned
     (e.g., puts, calls, warrants, options, convertible
                         securities)


1.   Title of Derivative Security  (Instr. 3)

 Options

2.   Conversion or Exercise Price of Derivative Security

3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)

5.   Number of Derivative Securities Acquired (A) or
  Disposed of (D)  (Instr. 3,4, and 5)

6.   Date Exercisable and Expiration Date (Month/Day/Year)

7.   Title and Amount of Underlying Securities (Instr. 3 and
  4)
           Title                               Amount or
Number of Shares
 Common Shares      379,375

8.   Price  of Derivative Security (Instr.5).

9.   Number of Derivative Securities Beneficially Owned at
  End  of  Month  (Instr. 4)
                                      79,375     (D)
                            300,000 (I)

10.  Ownership Form of Derivative Security: Direct  (D) or
Indirect (I) (Instr. 4)
                              79,375     (D)
                            300,000 (I)

11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)

             See note.
Explanation of Responses: The reporting person is a Director of the Issuer and owns 1,500 shares and options to purchase 79,375 shares of the Issuer. The reporting person may be deemed to be part of a group though there is no agreement to act as such. Another Director of the Issuer, Daniel Wettreich, owns 16,250 shares and options to purchase 300,000 shares and is a Director of Alexander Mark Capital, Ltd. ("AMC"), Alexander Mark Securities, Ltd. ("AMS") and AM Investments, Ltd. ("AMI"). All the outstanding shares of AMC are owned by Mr. Wettreich, his wife and children and AMC owns all the outstanding shares of AMI and AMS. AMI owns 57,633 shares of the Issuer. AMS owns 2,733 shares of the Issuer. Meteor Technology, plc of which the reporting person and Mr. Wettreich are directors, owns 80,960 shares of the Issuer. The reporting person disclaims any beneficial ownership in any shares not owned directly by it. The Registrant had a 1-40 reverse stock split adjusting the outstanding options and common shares effective July 15, 1997.

BY:  /S/ JEANETTE FITZGERALD
     JEANETTE FITZGERALD